EXHIBIT 8.1

LIST OF SUBSIDIARIES

At the end of its most recently completed financial year, the Company had the following wholly-owned subsidiaries:

•	Alexco Keno Hill Mining Corp., organized under the laws of British Columbia;

•	Alexco Exploration Canada Corp., organized under the laws of British Columbia;

•	Elsa Reclamation & Development Company Ltd., organized under the laws of Yukon;

•	Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), organized under the laws of Yukon;

•	Alexco Environmental Group (US) Inc. (formerly Alexco Resource U.S. Corp.), organized under the laws of Colorado; and

•	Alexco Financial Guaranty Corp., organized under the laws of Colorado.